Exhibit 99.1

China Sunergy Announces Appointment of Mr. Stephen Zhifang Cai to Board of Directors

NANJING, China, May 4, 2010/PRNewswire via COMTEX/ –China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy” or the “Company”) a specialized solar cell and module manufacturer based in Nanjing, China, announced today that Mr. Stephen Zhifang Cai, China Sunergy’s CEO, was appointed to the Company’s Board of Directors effective April 27th, 2010.

"We are pleased to welcome Stephen to the Board of Directors, and I look forward to working closely with him as both our CEO and member of the Board,” commented Mr. Tingxiu Lu, Chairman of China Sunergy.

About China Sunergy Co., Ltd.:

China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets.

For more information please visit http://www.chinasunergy.com.

For further information contact:

Financial Dynamics
Peter Schmidt:
Email: peter.schmidt@fd.com
Phone: + 86-10-8591-1953

Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company's activities; the effectiveness, profitability, and the marketability of its products; the economic slowdown in China and elsewhere and its impact on the company’s operations; demand for and selling prices of the company’s products, the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

SOURCE China Sunergy Co., Ltd